Exhibit 99.1

BIOTIE THERAPIES CORP.                            Press Release November 10, 2015 at 1.00 pm

Biotie to Present at the upcoming Stifel 2015 Healthcare Conference

TURKU, Finland, November November 10, 2015 – Biotie (Nasdaq Helsinki BTH1V; NASDAQ: BITI) today announced that Timo Veromaa, President and Chief Executive Officer, is scheduled to present at the Stifel 2015 Healthcare Conference to be held at The New York Palace Hotel in New York on Tuesday November 17, 2015 at 15:45 Eastern Time.

A live audio webcast of the presentation will be available through the http://www.biotie.com/investors/investor-calendar/2015.aspx?sc_lang=en pages of Biotie’s corporate website or at http://www.veracast.com/webcasts/stifel/healthcare2015/21112408555.cfm Following the live presentation, the webcast will be archived and available for replay at the same address for a period of 30 days.

Turku, November 10, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Senior Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

www.biotie.com

About Biotie

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.